July 10, 2013

Via EDGAR

Larry Sprigel, Esq. and Justin Kisner, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Zoom Telephonics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 1, 2013
File No. 333-188926

Dear Mr. Sprigel and Mr. Kisner:

This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated July 9, 2013 (the “Comment Letter”) to Zoom Telephonics, Inc. (the “Company”) with respect to the registration statement referenced above.

Set forth below are the Company’s responses to the comments in the Comment Letter. For your convenience, we have repeated your comments in bold.

Results of operations, page 36

Three months ended March 31, 2013 to three months ended March 31, 2012, page 36

1.
We note your response to comment six from our letter dated June 24, 2013.  In the new disclosure you have stated your general inventory reserve policy, but you have not specifically addressed how you considered the decrease in sales in your inventory valuation for obsolete and slow moving products.  Please revise.

Response

Zoom did consider the decrease in sales from Q1 2012 and Q4 2012 to Q1 2013 in determining the proper inventory valuation for obsolete and slow moving products.

We have revised the registration statement to include the following information responsive to your comment:  “Zoom determines its inventory reserves for obsolete and slow moving products by reviewing for each Zoom product its past and forecast sales, open sales orders, inventory levels, planned product changes, and anticipated price drops.  Zoom takes a reserve if this data suggests that Zoom is likely to need to sell a product's inventory below its current inventory valuation in order to sell all of that product's inventory within the next 12 months.  Zoom’s net sales decreased $1.16 million from Q1 2012 to Q1 2013, with the majority of the decrease due to a decline in sales of cable modems.  Zoom’s net sales decreased $630 thousand from Q4 2012 to Q1 2013, with Zoom’s cable modem sales dropping $640 thousand and no other product category dropping by more than $25 thousand.  The decrease in cable modem sales from both Q1 2012 and Q4 2012 to Q1 2013 was due to decreases in sales in two cable modem product categories. On March 31, 2013 Zoom had 2.3 months of inventory for one of the two categories and 2.5 months of inventory for the second of the two categories, based on sales in Q1 2013.  Zoom determined not to take an inventory reserve for either of these two cable modem product categories as of March 31, 2013, as the comparison of sales to inventory for these two products showed that recording an inventory reserve for obsolete and slow moving cable modem products was not warranted.”

Zoom Telephonics, Inc., 207 South Street, Boston, MA 02111
Tel: 617.423.1072   Fax: 617.753.0923   www.zoomtel.com

Exhibits

Exhibit 8.1—Tax Opinion

2.
Revise your tax opinion to remove the ambiguity as to the material tax conclusions that are subject of the opinion.  Revise to make clear that the prospectus disclosure covers all the material, not just certain tax consequences to investors.  Clearly identify the “four statements” contained in the prospectus’ tax discussion referenced by the opinion.  With respect to the opinion’s reiteration of the four statements under “Opinion,” the use of the phrases “appears to meet” and “appear to be consistent” are not sufficiently definitive for a tax opinion.  Please revise accordingly.

Response
We have revised the Tax Opinion, Exhibit 8.1 to address these comments.

*               *               *

As part of this response letter, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or any further comments, please contact the undersigned at 617-753-0003.

Sincerely,

/s/ Frank Manning

Frank Manning

President and Chief Executive Officer